Rider - Cash Value Enhancement

In this Rider, “We”, “Us”, or “Our” means The Penn Insurance and Annuity Company; “You” and “Your” means the Owner of the Policy; and “Insured” means the person whose life is covered under the Policy. “The Policy” or “this Policy” means the Policy to which this Rider is attached.

We agree, subject to the provisions of the Policy and this Rider, to provide this Cash Value Enhancement Benefit. We also agree to provide all of the other benefits which are stated in this Rider. This Rider is a part of the Policy to which it is attached. It is subject to all of the provisions of the Policy unless stated otherwise in this Rider. Provisions of the Rider will apply in lieu of any Policy provisions to the contrary. Unless otherwise stated, a capitalized term not defined in this Rider has the meaning set forth in the Policy or other rider or endorsement, as applicable.

Cash Value Enhancement Benefit - The Net Cash Surrender Value of the Policy to which this Rider is attached is modified to include a Termination Credit. The Termination Credit is only available upon full surrender of the Policy where You are paid the Net Cash Surrender Value.

Termination Credit - The Termination Credit will be equal to the lesser of (c) and the sum of (a) and (b), where (a), (b) and (c) are as follows:

(a)	is the Surrender Charge, as set forth in the Policy to which this Rider is attached, for the initial Specified Amount and the Specified Amount of any increases in coverage;
(b)	is an amount determined by multiplying (1) times (2), where:
(1)	is the appropriate factor from the Table of Termination Credit Factors, shown in Section 1 of the Policy, determined from the Policy Date of the Policy; and
(2)	is the accumulation of all Monthly Deductions deducted for this Policy, based on the initial Specified Amount and the Specified Amount of any increase in coverage; and
(c)	is (1) minus (2), where:
(1)

is the Basic Death Benefit, as defined in the Policy, on the most recent Monthly Anniversary divided by an attained age factor shown in the Table of Death Benefit Factors in the Additional Policy Specifications, and

(2)	is the Net Cash Surrender Value.

Conditions - In order to receive the Termination Credit, the following condition must apply:

(a)	Ownership of this Policy has not been changed, unless such change was:
(i)	To a successor Owner through merger, acquisition or due to the death of the Owner; or
(ii)	To a nonqualified trust created by the Owner for the employees of that Owner.

Monthly Deduction - While this Rider is in force, the Monthly Deduction for the Policy will include the Monthly Deduction for this Rider. The Monthly Deduction for this Rider is the monthly expense charge. The guaranteed monthly expense charge, as shown in Section 1 of the Policy, is per $1000 of initial Specified Amount of the Policy plus any initial Term Insurance Benefit of a Supplemental Term Insurance Rider, including any increases in coverage. We may use current charges that are lower than the guaranteed charges.

The monthly expense charge will be deducted each policy year in which the Surrender Charges, as shown in Section 1 of the Policy, are greater than zero.

We will determine the monthly expense charges based on expectations as to future mortality, investment, expense, taxes, and persistency experience. We will not adjust such charges as a means of recovering prior losses or as a means of distributing prior profits. However, the actual expense charges for each coverage will not exceed the maximum monthly expense charges as shown in Section 1 of the Policy.

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Termination of Rider - This Rider will terminate upon:

(a)	the date of death of the Insured;
(b)	lapse, surrender or maturity of this Policy;
(c)	the anniversary date occurring 10 years after the Policy Date of this Policy; or
(d)	the Monthly Anniversary which coincides with or next follows Our receipt of Your written request to terminate this Rider.

Effective Date - The effective date of this Rider is the same as the Policy Date of the Policy to which it is attached.

The Penn Insurance and Annuity Company

Thomas H. Harris
President

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